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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15-d-16 of
                       The Securities Exchange Act of 1934


FOR APRIL 30, 2002


                               DRAXIS HEALTH INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                          6870 GOREWAY DRIVE, 2ND FLOOR
                          MISSISSAUGA, ONTARIO L4V 1P1
                                     CANADA
                         (ADDRESS OF PRINCIPAL OFFICES)


REGISTRANT FILES ANNUAL REPORTS UNDER COVER OF FORM 20-F
--------------------------------------------------------

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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        DRAXIS HEALTH INC.

                                        By:  /s/ DOUGLAS M. PARKER
                                           -------------------------------------
                                             General Counsel &
                                             Secretary


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                                 [DRAXIS LOGO]

FOR IMMEDIATE RELEASE
---------------------
APRIL 30, 2002

             DRAXIS EXPANDS BRACHYSEED PRODUCTION TO MEET INCREASED
                      DEMAND FOR PROSTATE CANCER TREATMENT

MISSISSAUGA, ONTARIO, April 30, 2002 - DRAXIS Health Inc. (TSE: DAX; NASDAQ:
DRAX) has recently expanded production capacity for BrachySeed(TM) radioactive brachytherapy implants at its radiopharmaceutical subsidiary, DRAXIMAGE Inc. The expansion was undertaken to permit DRAXIMAGE to respond to rapidly growing customer demand for the next-generation implants.

BrachySeed(TM) I-125, containing radioactive iodine to treat prostate cancer and other localized tumors, was launched in 2001 by Cytogen Corporation (NASDAQ:
CYTO), a biopharmaceutical company with an established and growing line of diagnostic and therapeutic products for prostate cancer. Cytogen is the exclusive marketing partner for BrachySeed products in the U.S.

DRAXIMAGE has installed three new production lines at its FDA-approved facility near Montreal; incorporating 16 advanced robotic assembly units custom-designed to speed production while maintaining product quality. The addition of the robots, together with improvements to process control systems, has generated a five-fold increase in production capacity for BrachySeed(TM) I-125 since the implant was introduced last year. One of the new production lines is dedicated to the palladium version of the implant, BrachySeed(TM) Pd-103, which was approved by regulators near the end of 2001 and is in addition to an existing Pd-103 line that is already in operation.

"We are confident that this first stage of our BrachySeed expansion will enable DRAXIMAGE to keep pace with the anticipated growth in demand from oncologists," said Dr. Martin Barkin, President and Chief Executive Officer of DRAXIS Health. "Our patented design, combined with fully automated assembly, provides enhanced quality control of each seed, ensuring increased therapeutic precision, safety, and accuracy."

The U.S. brachytherapy market is growing at a rate of about 20% annually. In North America the market for brachytherapy seeds for treating early stage prostate cancer is approximately US$250 million. Brachytherapy, or short-range radiation therapy, involves implanting small, rice-sized radioactive pellets ("seeds") directly into the prostate or other localized tumors to confine and target treatment within the cancer site.

Richard Flanagan, President of DRAXIMAGE, said, "Acceptance of BrachySeed I-125 has been driven by its higher quality. Dosimetry research, including studies published in December 2001 by Dr. Ravinder Nath at Yale University, indicate that the Iodine-125 version of BrachySeed offers superior dose isotropy (dose cloud pattern). Our new higher intensity palladium version of BrachySeed also incorporates the same next-generation design features, so we anticipate similar quality-based market acceptance for BrachySeed


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Pd-103, which we're preparing to launch with Cytogen. With a dedicated focus in prostate oncology, Cytogen provides physicians with a broad array of tools in the fight against prostate cancer, including staging with ProstaScint(R) and treating with BrachySeed and Quadramet(R)."

BrachySeed(TM) products are manufactured under strict quality control standards, using robotic assembly, to within 3% of the desired target activity, an industry-leading standard. The implants deliver radiation to the cancer, gradually becoming non-radioactive with time. They remain in place after they have decayed. Both the I-125 and the Pd-103 versions of BrachySeed(TM) are based on the same patented design, which delivers a uniform symmetrical dose of radiation to the affected area.

About DRAXIMAGE Inc.

DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceuticals for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labeled with a variety of isotopes including radioiodine, and BRACHYSEED(TM), a next-generation brachytherapy implant. DRAXIMAGE has several products in late-stage development, including three technetium-99m-based diagnostic imaging products: FIBRIMAGE(R) for imaging deep vein thrombosis currently in Phase III, AMISCAN(TM) for the early diagnosis of acute myocardial infarct currently in Phase II, and INFECTON for imaging infection.

About DRAXIS Health Inc.

DRAXIS Health Inc. is an integrated pharmaceutical company focused in two specialty segments - the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

EXCEPT FOR HISTORICAL INFORMATION, THIS NEWS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, CHANGING MARKET CONDITIONS, CLINICAL TRIAL RESULTS, THE ESTABLISHMENT OF NEW CORPORATE ALLIANCES, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE TIMELY DEVELOPMENT, REGULATORY APPROVAL AND MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, AND OTHER RISKS DETAILED FROM TIME-TO-TIME IN THE COMPANY'S FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES.

FOR FURTHER INFORMATION PLEASE CONTACT:

FOR DRAXIS HEALTH INC. IN CANADA:  FOR DRAXIS HEALTH INC. IN THE UNITED STATES:
Jerry Ormiston                     Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.                 The Investor Relations Group
Phone: 877-441-1984                Phone: 212-825-3210
Fax:   905-677-5494                Fax:   212-825-3229


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